
September 16, 2019

Cary Breese
Chief Executive Officer
NowRx, Inc.
2224 Old Middlefield Way
Mountain View, CA 94043

> **Re: NowRx, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed September 13, 2019**
> **File No. 024-11058**

Dear Mr. Breese:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A filed September 13, 2019

The subscription agreement has a forum selection provision . . ., page 15

1.   We note that your subscription agreement has a forum selection provision that applies to any suit, action or proceeding arising out of or based on the subscription agreement. We also note that you believe the exclusive forum provision applies to claims arising under the Securities Act. Please disclose whether the forum selection clause also applies to claims under the Securities Exchange Act of 1934.

You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining